

Mail Stop 3561

September 8, 2016

Via E-mail
Charles E. Young
Chief Executive Officer
Smart Sand, Inc.
24 Waterway Avenue, Suite 350
The Woodlands, Texas 77380

> **Re:** **Smart Sand, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2016**
> **CIK No. 0001529628**

Dear Mr. Young:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please revise the cover page to reflect the selling shareholder offering. For instance, the table only reflects the proceeds to the company, not the proceeds that will go to the selling shareholders.

Industry and Market Data, page iii

3. Please remove the statement that you have not "undertaken to independently verify any third-party information" as it implies that you are not responsible for the accuracy of the information you elect to include in your filing. Remove similar language on page 67.

Summary Historical Consolidated Financial Data

Other Data, page 14 and 41

4. We note you disclose capital expenditures for each of the periods presented in the tables at page 14 and page 41. Please demonstrate and explain to us how these amounts were derived. In this regard, it appears that you have included cash expenditures on property, plant and equipment from your statements of cash flows and capitalized capital expenditures in accounts payable and accrued expenses in determining total capital expenditures for each period without a corresponding reduction of capital expenditures included in the beginning balances of accounts payable and accrued expenses.

Risk Factors, page 15

5. Please add a risk factor regarding the risks related to default. In particular we note the prior event of default as of September 30, 2015.

Capitalization, page 37

6. You disclose on page 35 that a portion of the offering proceeds will be used to redeem all of your outstanding preferred stock and to repay the outstanding indebtedness under your existing revolving credit facility. Please disclose the pro forma effects of this redemption of preferred stock and repayment of debt on your net (loss) income and net (loss) income per share for the year ended December 31, 2015 and for the six months ended June 30, 2016 and describe how the pro forma effect was computed.

Non-GAAP Financial Measures

Production Costs, page 43

7. Please disclose what the freight charges consist of and clarify whether it includes shipping charges billed to customers disclosed on page F-8 and F-30.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

8. We note your discussion of revenues indicates that you sold reduced quantities of frac sand in both the annual and interim periods. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, please disclose the revenues that have been generated from the sales of frac sand for each period presented and the average selling prices per ton that you realized on these sales.

9. We note you generated over 45% and 23% of your revenues from contractual reservation and shortfall revenues for the six months ended June 30, 2016 and the year ended December 31, 2015 respectively. Given the growing significance of these revenues, please tell us and expand your disclosures to discuss the nature of these revenues, the causative factors contributing to the period over period increase, and your considerations of whether these trends are likely to continue. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 for guidance.

10. We note you derive significant portions of your revenue from the rental of your leased rail car fleet and incur related costs providing those services. To provide investors with a better understanding of the current trends in your business, please quantify the amounts of lease rail car revenue and related costs and discuss the business reasons for material changes during the periods presented and its impacts on your gross profit and results of operations.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015, page 51

11. Please discuss in greater detail the required reservation and shortfall payments in revenues. In addition, please discuss the average revenue per ton sold without taking these additional payments into account and the percent of decrease from the prior comparable period. Similarly revise the disclosure in the year ended December 31, 2015 discussion.

12. We note the discussion of the factors contributing to decreasing revenues. Consider revising the overview section trends to discuss the impact of the contract negotiations on your future operations and the changes in demand and pricing since late 2014.

13. While we note the small decrease in the cost of goods sold for the comparable periods we note that the cost of goods sold per ton increased. Please discuss the reason for this increase.

Operating Expenses, page 54

14. We note your reference to "various cost reduction programs to offset the impact of the oil and natural gas market depression." Please enhance your disclosure as it relates to these cost reduction programs to clarify whether the costs savings will be offset by related increases in other expenses or decreases in revenues.

Critical Accounting Policies and Estimates, page 64

15. Considering your shares are not publicly traded and estimates used to determine share-based compensation are often considered critical by companies going public, please revise to include the following:

- Grant date fair value for each restricted stock award issued during the periods presented,

- The methods that management used to determine the fair value of the shares and the nature of the material assumptions involved, and

- The extent to which the estimates are considered highly complex and subjective.

Proppant Industry Overview page 67

16. Please include a summary of raw frac sand pricing in your proppant industry overview. At a minimum this summary should include a five year pricing trend. We suggest presenting this in a graphical format.

Business

Our Reserves page 79

17. We note your disclosure of proven reserves for your Hixton site. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) in Regulation C.

18. In an appropriate location of your filing please disclose the percentage of your Oakdale reserves that are fully permitted.

Management, page 91

19. Please discuss Mr. Speaker's business experience since June 2014.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary Significant Accounting Policies, page F-27

20. We note you have included inventory valuation in your critical accounting policies and estimates. Please revise to include your accounting policies regarding the basis of stating inventories and the disclosures required by ASC 330-10-50.

Revenue Recognition, page F-29 and F-7

21. We note you recognize revenue on the rental of your leased rail car fleet. Please clarify whether the related costs providing those services, such as expenses relating to operating leases and rental agreements for railroad cars, are included in your costs of goods sold and quantify the amounts to the extent they are presented outside of costs of goods sold.

Item 15. Recent Sales of Unregistered Securities, page II-2

22. Please disclose the consideration for each transaction, the specific exemption for each transaction and the facts supporting reliance upon the exemption, as required by Item 701(c) and (d) of Regulation S-K.

Exhibits

23. Please file your sales contracts as exhibits or explain why your business and offering are not substantially dependent on them. In this respect, the agreements appear to represent a substantial portion of your current revenues as is disclosed in your filing.

You may contact Raj Rajan at (202) 551-3388 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ryan Maierson, Esq.
       Latham & Watkins LLP